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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.5)*

LIPID SCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

53630P 10 1
(CUSIP Number)

William A. Pope
8601 N. Scottsdale Road
Suite 238
Scottsdale, AZ 85253
(602) 852-5588
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of 8 pages

CUSIP No. 53630P 10 1	13D	Page 2 of 8 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Sun NZ, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable (See Item 5 Below)

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,960,362

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,960,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,960,362

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) OO

SEC 1746 (2/98)	Page 2 of 8 pages

CUSIP No. 53630P 10 1	13D	Page 3 of 8 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Sun NMA, Inc.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,960,362

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,960,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,960,362

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

SEC 1746 (2/98)	Page 3 of 8 pages

CUSIP No. 53630P 10 1	13D	Page 4 of 8 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BHL of California, Inc.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,960,362

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,960,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,960,362

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

SEC 1746 (2/98)	Page 4 of 8 pages

CUSIP No. 53630P 10 1	13D	Page 5 of 8 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). William A. Pope

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable (See Item 5 Below)

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 18,462

	8.	Shared Voting Power 5,721,981

	9.	Sole Dispositive Power 18,462

	10.	Shared Dispositive Power 5,721,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,652,365

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 19.65%

14.	Type of Reporting Person (See Instructions) IN

SEC 1746 (2/98)	Page 5 of 8 pages

CUSIP No. 53630P 10 1	13D	Page 6 of 8 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Sterling Pacific Assets, a California corporation

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,761,619

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,761,619

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,576,064

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions) CO

SEC 1746 (2/98)	Page 6 of 8 pages

CUSIP No. 53630P 10 1	13D	Page 7 of 8 Pages

Item 1.   Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the Schedule 13D filed on behalf of Sun NZ, L.L.C. (“Sun NZ”), Sun NMA, Inc. (“Sun NMA”), and William A. Pope (collectively, with Sterling, the “Reporting Persons”) with the Securities and Exchange Commission on April 20, 2004 (the “Initial Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Lipid Sciences, Inc., a Delaware corporation (the “Issuer”), with principal executive offices located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566. This filing is for the purpose of reporting a purchase of securities of the Company by Sterling Pacific Assets, a California corporation (“Sterling”), on August 8, 2006 pursuant to a Securities Purchase Agreement.

Item 2.   Identity and Background

This Item is amended to add Sterling, a California corporation, with its principal office located at 8601 North Scottsdale Road, Suite 238, Scottsdale, Arizona 85253. Sterling is controlled by William A. Pope, as majority shareholder, and was formed as an investment vehicle.

During the last five years, Sterling was not convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.   Source and Amount of Funds or Other Consideration

Sterling paid $3,420,669.42 in cash for the shares of Common Stock of the Issuer and a Warrant from the Issuer out of its working capital.

Item 4.   Purpose of the Transaction.

Sterling purchased the securities of the Issuer in a private placement for investment purposes only.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows: Based on information known to the Reporting Persons, there were 27,372,767 shares of the Issuer’s Common Stock outstanding as of August 5, 2006. On August 8, 2006, the Issuer sold 4,993,781 shares of Common Stock, and Warrants to purchase an additional 1,498,127 shares of Common Stock. The percentages set forth below are based on 33,864,675 shares issued and outstanding on a fully diluted basis.

                (a)      Sun NZ, LLC directly owns 2,960,362 shares (8.7%) of the Issuer’s Common Stock. The members of Sun NZ, LLC are Sun NMA, Inc., William A. Pope and BHL of California, Inc.

                          Sun NMA, Inc. is owned by SunChase Capital, which in turn is owned by SunChase Holdings, Inc. SunChase Holdings, Inc. and BHL of California, Inc. are owned by Sterling. Sterling is controlled by William A. Pope. Sterling directly owns 2,761,619 shares (8.2%) of the Issuer’s Common Stock, and has the right to acquire 814,445 shares (2.4%) pursuant to a warrant.

                          William A. Pope directly owns 8,586 shares of the Issuer’s Common Stock (.03%), and is the custodian for (and the indirect owner of) an aggregate of 9,876 shares (.03%) of the Issuer’s Common Stock held by his minor children. Mr. Pope, by virtue of his control of Sun NZ, LLC and Sterling, indirectly owns all of the shares owned directly or indirectly by those entities, or 5,721,981 shares (16.9%) in the aggregate, and indirectly owns the warrant held by Sterling to acquire 814,445 shares (2.4%). Mr. Pope also has the right to acquire 97,477 shares (.29%) of Common Stock pursuant to a stock option. In the aggregate, Mr. Pope’s direct and indirect beneficial ownership of shares, and rights to acquire shares, accounts for 19.65% of the Issuer’s Common Stock on a fully-diluted basis.

                (b)     With respect to the 2,960,362 shares owned directly by Sun NZ, LLC, Sun NZ, LLC, by virtue of its ownership, and William A. Pope, by virtue of his ownership and control of the members of Sun NZ, LLC, share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition.

                          With respect to the 2,761,619 shares owned directly and indirectly by Sterling, Sterling, by virtue of its ownership, and William A. Pope, by virtue of his ownership and control, share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition.

                          With respect to the 8,586 shares owned directly by Mr. Pope and the 9,876 shares for which Mr. Pope is custodian, he has the sole voting and disposition powers.

                (c)     On August 8, 2006, Sterling acquired 2,714,817 shares of Common Stock at $1.26 per share and a warrant to acquire an additional 814,445 shares of Common Stock at an exercise price of $1.51 per share. The transaction was effectuated pursuant to a Share Purchase Agreement between Sterling, the Issuer and certain other investors.

                (d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock.

                (e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.   Material to be Filed as Exhibits.

None.

CUSIP No. 53630P 10 1	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ William A. Pope —————————————— William A. Pope August 23, 2006

Sun NZ, L.L.C. By: William A. Pope, President of Sun NMA, Inc., Managing Member By: /s/ William A. Pope —————————————— William A. Pope August 23, 2006

Sun NMA, Inc. By: William A. Pope, President By: /s/ William A. Pope —————————————— William A. Pope August 23, 2006

BHL of California, Inc. By: William A. Pope, President By: /s/ William A. Pope —————————————— William A. Pope August 23, 2006

Sterling Pacific Assets, Inc. By: William A. Pope, Director and Controlling Shareholder By: /s/ William A. Pope —————————————— William A. Pope August 23, 2006